UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File Number 333-68583
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hawk Corporation 401(k) Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HAWK CORPORATION
200 Public Square, Suite 1500, Cleveland, Ohio 44114
(216) 861-3553

Audited Financial Statements and supplemental schedule
Hawk Corporation 401(k) Retirement Plan
December 31, 2008 and 2007 and Year Ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

Hawk Corporation 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
Plan Administrator
Hawk Corporation 401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Hawk Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Cleveland, Ohio
June 18, 2009

Hawk Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value:
Pooled separate accounts	$7,911,727	$12,846,068
Mutual funds	643,946	1,067,702
Hawk Corporation common stock	1,368,961	1,017,672
Guaranteed Income Fund	5,882,896	4,517,265

Total investments	15,807,530	19,448,707

Contributions receivable:
Company	840,254	756,170
Employee	136,833	155,571

	977,087	911,741

Net assets available for benefits	$16,784,617	$20,360,448

See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions:
Investment income:
Interest and dividend income	$194,613

Contributions:
Company	1,590,823
Employee	1,679,865
Employee rollovers	6,630

3,277,318

Total additions	3,471,931

Deductions:
Net depreciation in fair value of investments	4,748,528
Distributions	780,643
Direct rollovers	1,513,763
Participant direct charges	4,828

Total deductions	7,047,762

Net decrease	(3,575,831)

Net assets available for benefits at beginning of year	20,360,448

Net assets available for benefits at end of year	$16,784,617

See notes to financial statements.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
1. Description of the Plan
General
The following description of the Hawk Corporation 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
The Plan was originally established on August 1, 1981 as a defined contribution plan. The Plan was amended and restated in its entirety effective January 1, 2004 and is intended to qualify as a profit-sharing plan maintained for the exclusive benefit of eligible employees.
On May 30, 2008 Hawk Corporation (Company) sold Tex Racing Enterprises, Inc. (Tex Racing), which impacted approximately 40 Plan participants. In addition, on December 23, 2008 the Company sold Quarter Master Industries, Inc. (QMI), which impacted approximately 19 Plan participants. Employees of Tex Racing and QMI were terminated from the Plan on May 30, 2008 and December 23, 2008, respectively, and provided with an option to: 1) rollover their account balances into the acquiring company’s 401(k) plan or an investment alternative, 2) receive a distribution of their account balances from the Plan, or 3) continue to maintain their account balances in the Plan. In addition, to the extent not yet vested, these participants became fully vested in their account balances on the respective dates of termination.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Recordkeeping for the Plan is performed by Prudential Retirement Insurance and Annuity Company (Prudential).
Contributions
Each year, participants may elect to contribute 1% to 50% of their regular pre-tax compensation up to 100% of any special bonuses/incentive compensation to the Plan subject to maximum limitations set by the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
Participants who will attain age 50 or older by the end of the year may make catch-up deferral contributions in excess of 50% of total compensation not to exceed the catch-up limitations set by the Code.
Effective January 1, 2008, the Plan was amended to increase the Company matching contribution equal to 75% of the participant’s tax deferred contributions up to 6% of the participant’s eligible compensation, as defined. Prior to January 1, 2008, the Company made matching contributions equal to 50% of the participant’s tax deferred contributions up to 6% of the participant’s eligible compensation, as defined.
The Plan was amended as of May 1, 2007 to implement an automatic enrollment feature under which employees hired on or after May 1, 2007 are automatically enrolled in the Plan at a participant tax deferred contribution rate of 3% of the participants’ eligible compensation unless they elect not to contribute to the Plan or to contribute at a different contribution rate within a prescribed period of time (as defined by the Plan). In addition, the tax deferred contribution rate for participants who become eligible for the Plan on or after May 1, 2007 will automatically increase by 1% annually commencing March 1, 2008, up to 6% of eligible compensation, unless the participant elects against the increase as permitted under the Plan.
On May 31, 2006, the Company elected to freeze one of its defined benefit pension plans. Participants of this defined benefit pension plan who were also active employees as of May 31, 2006 became eligible to receive supplemental Company contributions of 1% of eligible compensation into the Plan in 2006, 2007 and 2008. The supplemental Company contribution for the Plan year ended December 31, 2008 was $109,739.
The Plan also allows for discretionary contributions by the Company. The Company made discretionary contributions of $613,861 and $593,602 in March 2009 and 2008, respectively, for the 2008 and 2007 Plan years.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
Participant Accounts
Each participant’s account is credited with the participant’s contributions, matching contributions, and allocations of (a) the Company’s discretionary contributions, if any, (b) the Company’s supplemental contributions, and (c) Plan net earnings (losses).
Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting and Distributions
Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Employees become vested in Company matching and discretionary contributions, plus actual earnings thereon, based upon years of credited service, becoming 100% vested after five years based on a graded vesting schedule.
Distributions from a participant’s account are limited to termination of employment, death, retirement or proven hardship.
Investment Options
The Plan’s funds are primarily held in a group annuity contract issued by Prudential. All investments of the Plan are fully participant-directed. Upon enrollment in the Plan, a participant may direct Company and employee contributions in any of several investment fund options offered by the Plan, including Hawk Corporation common stock. If a participant does not specifically choose an investment option, all Company and employee contributions will be invested in the Lifetime Growth Fund until re-directed by the participant. Participants may change their investment options and transfer funds between investment options daily, subject to limitations agreed upon by the Plan and Prudential.
Payment of Benefits
In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of their vested account balance in the form of installments, an annuity or a lump sum.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
Forfeited Accounts
Forfeitures are used to reduce future Company contributions. At December 31, 2008 and 2007, there were $8,168 and $24,380, respectively, of forfeitures available to reduce future contributions. Company contributions for the year ended December 31, 2008 are net of $123,512 in forfeitures.
New Accounting Pronouncements
In April 2009, the FASB issued FSP No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4), which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. This guidance is effective for interim reporting periods ending after June 15, 2009 and will apply to the Plan’s disclosures for the Plan year ended December 31, 2009. The Company does not believe the adoption of this staff position will materially impact the Plan’s financial statements.
2. Summary of Accounting Policies
Basis of Accounting
The Plan’s financial statements are reported on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation
Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
Payment of Benefits
Benefits are recorded when paid.
Expenses
The Plan Sponsor pays substantially all costs of Plan administration. Brokers’ fees are reflected in the net investment return in each participant’s account.
3. Investments
During 2008, the Plan’s investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

Pooled separate accounts	$(4,072,868)
Mutual funds	(597,635)
Hawk Corporation common stock	(78,025)

$(4,748,528)

The fair values of individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2008 or 2007 are as follows:

	December 31,
	2008	2007

Guaranteed Income Fund	$5,882,896	$4,517,265
Hawk Corporation Common Stock	1,368,961	1,017,672
Dryden S&P 500 Index Fund	1,139,531	1,952,737
Lifetime Growth Fund	1,026,565	1,161,153
Core Bond Enhanced Index Fund	882,607	*
Large Cap Growth/Waddel and Reed Fund	851,985	1,364,316
Oppenheimer Global Fund	846,528	1,560,636
Calamos Growth Fund A	*	1,067,672

  * Does not exceed 5% of Plan net assets.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
4. Fair Value Measurements
Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements (SFAS 157), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.
Level 3 — Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following  is  a  description  of  the  valuation  methodologies  used  for  assets  measured at  fair  value as of December 31, 2008:
Pooled separate accounts: Pooled separate accounts are valued on a net unit value basis as determined by Prudential on the last business day of the Plan year. The fair values of these investments are determined by reference to the respective fund’s underlying assets, with Prudential specifying the source(s) to use for underlying investment asset prices. The investments underlying the Plan’s pooled separate accounts primarily include domestic and international equities and domestic fixed income securities. In the event that a fund accountant’s initial valuation is not deemed reasonable, Prudential may make adjustments to achieve a price believed to be more reflective of fair value.
Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.
Hawk Corporation common stock: Valued at the closing price reported on the NYSE AMEX Stock Exchange.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
Guaranteed income fund: Valued at contract value which approximates fair value based on the nature of the fund (see Guaranteed Income Fund below for further information related to the valuation of this investment).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement result at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Total	Level 1	Level 2	Level 3
Pooled separate accounts	$7,911,727	—	$7,911,727	—
Mutual funds	643,946	$643,946	—	—
Hawk Corporation common stock	1,368,961	1,368,961	—	—
Guaranteed Income Fund	5,882,896	—	—	$5,882,896

Total assets at fair value	$15,807,530	$2,012,907	$7,911,727	$5,882,896

Level 3 — Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Guaranteed
Income Fund
Balance — January 1, 2008	$4,517,265
Realized gains	—
Unrealized gains / (losses) relating to instruments still held at reporting date	—
Purchases, sales, issuances and settlements (net)	1,365,631

Balance — December 31, 2008	$5,882,896

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
Guaranteed Income Fund — Investment Contract with Insurance Company
The Plan has entered into an investment contract, the Guaranteed Income Fund (Fund), with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is fully benefit-responsive.
As described in FASB Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the Fund at contract value, which approximates fair value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Prudential is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, Prudential has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year. The Company does not believe that any events that would limit the Plan’s ability to transact at contract value with participants are probable of occurring.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.63% and 3.70% for 2008 and 2007, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 1.50% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant will become 100% vested in the value of employer contributions (including earnings (losses) thereon), and all participant account balances would be distributed based upon the value of the participant’s account balance on the termination date.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
7. Income Tax Status
The Plan is a tax-qualified retirement plan under Code Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k). The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan and Trust Agreements Volume Submitter Plan (Volume Submitter Plan). The Volume Submitter Plan obtained an opinion letter from the IRS dated February 6, 2002, which stated that the language of the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Plan received a determination letter from the Internal Revenue Service dated January 10, 2006 covering changes in the adopted Plan document that differ from the text of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Hawk Corporation 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007 and
Year Ended December 31, 2008
8. Transactions with Parties-in-Interest
Transactions in shares of Hawk Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. At December 31, 2008 and 2007, the Plan held 82,468 and 56,475 shares of Hawk Corporation common stock, respectively, representing 8.2% and 5.0%, respectively, of the total net assets of the Plan.
Certain Plan investments are units of pooled separate accounts and the guaranteed income fund managed by Prudential. Prudential is the trustee as defined by the Plan, and therefore these transactions qualify as party in interest transactions. Such transactions are exempt from being prohibited transactions.
9. Subsequent Events
Effective June 15, 2009, the Plan was amended to allow for participant loans. Participants will be permitted to borrow from their fund accounts up to the lesser of $50,000 or 50% of their employee contributions plus any earnings thereon. Loan terms range from 5 to 15 years. Loans outstanding will be secured by the balance in the participant’s account and will bear interest at a fixed rate commensurate with local prevailing rates at the time of application. Principal and interest will be paid ratably through payroll deductions.
In 2009, the Plan was amended to suspend the employer matching contribution until further notice, effective for eligible contributions made based on wages earned subsequent to July 3, 2009.

Hawk Corporation 401(k) Retirement Plan
Employer Identification Number: 34-1608156
Plan Number: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party/Description of Investment
Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Prudential Insurance Retirement and Annuity Company — Group Annuity Contract:
Guaranteed Income Fund	$5,882,896
Pooled Separate Accounts —
Dryden S&P 500 Index Fund	1,139,531
International Blend/Munder Capital Fund	315,891
Lifetime Aggressive Fund	453,769
Lifetime Growth Fund	1,026,565
Lifetime Balanced Fund	529,492
Lifetime Conservative Fund	341,467
Lifetime Income & Equity Fund	140,855
Large Cap Growth/Waddel & Reed Fund	851,985
Large Cap Value/AJO Fund	328,388
Mid Cap Value/Wellington Management Fund	213,500
Mid Cap Growth/Artisan Partners Fund	486,163
Oppenheimer Global Fund	846,528
Small Cap Value/MEA Fund	197,775
Small Cap Growth/TimesSquare Fund	157,211
Core Bond Enhanced Index Fund	882,607

Total Pooled Separate Accounts	$7,911,727

* Hawk Corporation common stock	$1,368,961

Mutual Fund: Calamos Growth Fund A	$643,946

$15,807,530

*	Represents a party-in-interest to the Plan.

EXHIBIT INDEX
Exhibit 23.1        Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 19, 2009	HAWK CORPORATION 401(K) RETIREMENT PLAN
/s/ Thomas A. Gilbride
Thomas A. Gilbride
Plan Administrator